Mail Stop 4561

June 26, 2009

Jon Gacek
Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

      Re: **Quantum Corporation**
               Form 10-K for the Fiscal Year Ended March 31, 2008
               File No. 001-13449

Dear Mr. Gacek:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief